Exhibit 99.2

Year 2026 H1 Compared to Year 2025H1

Revenues. Our revenues decreased by 71.5% from RMB62.1 million in 2025 to RMB17.7 million (US$2.6 million) in 2026, primarily because of we reduced the mining activities due to the decrease of Bitcoin price.

Cost of Revenue. Cost of revenue decreased by 79.5% from RMB63.4 million in 2025 to RMB13.0 million (US$1.9 million) in 2026, primarily due to decrease in relevant cryptocurrency mining cost.

Product Development Expenses. Product development expenses increased by 2,150.0% from RMB0.3 million in 2025 to RMB6.6 million (US$1.0 million) in 2026. The increase was primarily due to outsourced research and development on 9bit gaming platform and payroll expense on online game.

Sales and Marketing Expenses. Sales and marketing expenses increased by 2,648.2% from RMB0.2 million in 2025 to RMB6.0 million (US$0.9 million) in 2026. The increase in sales and marketing expenses was primarily due to growth online game user acquisition costs and promotional expenses.

General and Administrative Expenses. General and administrative expenses increased by 1.2% from RMB67.4 million in 2025 to RMB68.2 million (US$10.0 million) in 2026.

Impairment of property, equipment, and software. We recorded no impairment of property, equipment, and software in 2025, compared with RMB 19.6 million (US$2.9 million) in 2026, primarily related to impairment of S21XP mining machines.

Impairment of intangible assets. We recorded impairment of intangible assets of nil in 2025 and RMB11.9 million (US$1.7 million) in 2026, primarily due to the impairment on AI-driven User Acquisition & Platform Distribution Hub since our relevant business has dropped sharply.

Realized Gain on Exchange Cryptocurrencies. Our realized gain on exchange cryptocurrencies decreased from RMB10.6 million in 2025 to RMB7.6 million (US$1.1 million) in 2026, primarily because of decrease expenditure on cryptocurrencies and decrease in the price of the cryptocurrencies.

Fair value Change on Cryptocurrencies. We recorded fair value change on cryptocurrencies of RMB23.4 million and RMB (90.4 million) (US$(13.3 million) in 2025 and 2026, respectively. The difference was primarily due to the price change of the cryptocurrencies.

Impairment on equity investments. We recorded impairment on other investment of RMB42.8 million in 2025 and nil in 2026. The difference was primarily due to the impairment on Beijing Weiming Naonao Technology Co., Ltd.

Impairment on Other investments. We recorded impairment on other investment of RMB0.6 million in 2025 and RMB 82.6 million (US$12.2 million) in 2026, primarily due to the impairment on investment of Shenma in 2026.

Changes in fair value on other investments. We recognized positive changes in fair value on other investment amounted to RMB0.04 million in 2025, primarily due to the positive fair value change on Nano Labs, Ltd and SMI. We recognized negative changes in fair value on other investment amounted to RMB0.07 million in 2026, primarily due to the negative fair value change on Nano Labs, Ltd.

Interest Expenses. We recorded interest expenses amounting to RMB 23.0 million (US$3.4 million) in 2026 and RMB6.4 million in 2025, primarily due to the increase on non-cash amortization of debt discount.

Gain on fair value of derivative. We had a gain from change in fair value of conversion feature derivative liability of RMB7.0 million (US$1.0 million) in 2026 and a gain from change in fair value of conversion feature derivative liability of RMB 14.8 million in 2025, primarily due to the increase on non-cash amortization of debt discount and fair value change on options.

Gain on extinguishment of convertible notes. We recorded gain on extinguishment of convertible notes of nil in 2025 and RMB 2.2 million (US$ 0.3 million) in 2026, primarily due to the gain from the extinguishment of convertible notes repaid in 2026

Gain on extinguishment of debt. We recorded gain on extinguishment of debt of nil in 2025 and RMB 3.0 million (US$ 0.4 million) in 2026. The increase was primarily attributable to the termination of Loan 2, Tranche 6, effective February 26, 2026. Upon termination of the loan, the Company was no longer required to repay the outstanding loan balance to the lender, and the lender was not required to return the collateral to the Company.

Cryptocurrency reward. We recorded cryptocurrency amounting to RMB 264.0 million (US$38.9 million) in 2026 and nil in 2025, mainly related to the Group received 1,900,000,000 9BIT tokens pursuant to a cooperation agreement with the 9BIT Foundation, during the six months ended June 30, 2026

Fair value change on 9BIT tokens. We recorded fair value change on 9BIT tokens of nil and RMB 391.2 million (US$(57.7 million) in 2025 and 2026, respectively. The difference was primarily due to the price change of the 9BIT tokens.

Foreign Exchange Gain (Loss). We recorded foreign exchange loss of RMB 0.5 million in 2025 and gain of RMB 3.5 million (US$0.5 million) in 2026.

Other Income, Net. We recorded other income amounting to RMB 0.9 million (US$0.1 million) in 2026 mainly related to the gain on sale of S19 mining equipment released rewards from File coin node. We recorded other income amounting to RMB2.2 million in 2025, mainly relating to income from sales of fixed assets in 2025.

Net Income (Loss) Income Attributable to The9 Limited ordinary Shareholders. Primarily as a result of the cumulative effect of the above factors, we recorded a net income attributable to our ordinary shareholders of RMB377.7 million (US$55.7 million) in 2026, as compared with net loss attributable to our ordinary shareholders of RMB68.9 million in 2025.

Year 2026Q2 Compared to Year 2025Q2

Revenues. Our revenues decreased by 80.8% from RMB25.1 million in 2025 to RMB4.8 million (US$0.7 million) in 2026, primarily because of we reduced the mining activities due to the decrease of Bitcoin price.

Cost of Revenue. Cost of revenue decreased by 90.6% from RMB28.3 million in 2025 to RMB2.7 million (US$0.4 million) in 2026, primarily due to decrease in relevant cryptocurrency mining cost.

Product Development Expenses. Product development expenses increased by 1,971.0% from RMB0.1 million in 2025 to RMB3.0 million (US$0.4 million) in 2026. The increase was primarily due to development on 9bit gaming platform and payroll expense on online game.

Sales and Marketing Expenses. Sales and marketing expenses increased by 2,117.0% from RMB0.05 million in 2025 to RMB1.2 million (US$0.2 million) in 2026. The increase in sales and marketing expenses was primarily due to growth online game user acquisition costs and promotional expenses.

General and Administrative Expenses. General and administrative expenses increased by 4.7% from RMB34.2 million in 2025 to RMB35.8 million (US$5.3 million) in 2026.

Impairment of property, equipment, and software. We recorded no impairment of property, equipment, and software in 2025, compared with RMB 19.6 million (US$2.9 million) in 2026, primarily related to impairment of S21XP mining machines.

Impairment of intangible assets. We recorded impairment of intangible assets of nil in 2025 and RMB11.9 million (US$1.7 million) in 2026, primarily due to the impairment on AI-driven User Acquisition & Platform Distribution Hub since our relevant business has dropped sharply.

Realized Gain (loss) on Exchange Cryptocurrencies. Our realized loss on exchange cryptocurrencies is RMB1.5 million in 2025 and nil in 2026, primarily because of decrease expenditure on cryptocurrencies.

Fair value Change on Cryptocurrencies. We recorded fair value change on cryptocurrencies of RMB63.1 million and RMB (21.8 million) (US$(3.2 million) in 2025 and 2026, respectively. The difference was primarily due to the price change of the cryptocurrencies.

Impairment on equity investments. We recorded impairment on other investment of RMB42.8 million in 2025 and nil in 2026. The difference was primarily due to the impairment on Beijing Weiming Naonao Technology Co., Ltd.

Impairment on Other investments. We recorded impairment on other investment of RMB0.03 million in 2025 and RMB 82.6 million (US$12.2 million) in 2026, primarily due to the impairment on investment of Shenma in 2026.

Changes in fair value on other investments. We recognized positive changes in fair value on other investment amounted to RMB0.3 million in 2025, primarily due to the positive fair value change on Nano Labs, Ltd and SMI. We recognized negative changes in fair value on other investment amounted to RMB0.06 million (US$0.01 million) in 2026, primarily due to the negative fair value change on Nano Labs, Ltd.

Interest Expenses. We recorded interest expenses amounting to RMB 11.5 million (US$1.7 million) in 2026 and RMB4.1 million in 2025, primarily due to the increase on non-cash amortization of debt discount.

Gain on fair value of derivative. We had a gain from change in fair value of conversion feature derivative liability of RMB4.8 million (US$0.7 million) in 2026 and a gain from change in fair value of conversion feature derivative liability of RMB 18.1 million in 2025, primarily due to the increase on non-cash amortization of debt discount and fair value change on options.

Gain on extinguishment of convertible notes. We recorded gain on extinguishment of convertible notes of nil in 2025 and RMB 1.8 million (US$ 0.3 million) in 2026, primarily due to the gain from the extinguishment of convertible notes repaid in 2026.

Cryptocurrency reward. We recorded cryptocurrency amounting to RMB 75.3 million (US$11.1 million) in 2026 and nil in 2025, mainly related to the Group received 475,000,000 9BIT tokens pursuant to a cooperation agreement with the 9BIT Foundation, during the three months ended June 30, 2026

Fair value change on 9BIT tokens. We recorded fair value change on 9BIT tokens of nil and RMB 320.4 million (US$(47.2 million) in 2025 and 2026, respectively. The difference was primarily due to the price change of the 9BIT tokens.

Foreign Exchange Gain (Loss). We recorded foreign exchange loss of RMB 0.3 million in 2025 and gain of RMB 2.1 million (US$0.3 million) in 2026.

Other Income, Net. We recorded other income amounting to RMB 0.7 million (US$0.1 million) in 2026 mainly related to the gain on sale of S19 mining equipment and released rewards from File coin node. We recorded other income amounting to RMB1.7 million in 2025, mainly relating to income from sales of fixed assets in 2025.

Net Income (Loss) Income Attributable to The9 Limited ordinary Shareholders. Primarily as a result of the cumulative effect of the above factors, we recorded a net income attributable to our ordinary shareholders of RMB220.9 million (US$32.6 million) in 2026, as compared with net loss attributable to our ordinary shareholders of RMB2.7 million in 2025.

Liquidity and Capital Resources

As of June 30, 2026, the Group had cash and cash equivalents of RMB12,725 thousand (US$1,875 thousand), compared to RMB58,489 thousand as of December 31, 2025.

Operating Activities. Net cash used in operating activities was RMB28,277 thousand for the six months ended June 30, 2026, primarily due to 1) net income of six months ended June 30, 2026 is RMB375,730 thousand, 2) impairment on other investment RMB82.6 thousand 3) Share-based compensation expenses RMB26.3 thousand, 4) impairment loss of equipment, intangible assets RMB31.4 thousand and offset by 1) receipt of 9bit from operating activities RMB263,972 thousand, 2) change in fair value of cryptocurrency RMB300,770 thousand. Net cash provided by operating activities was RMB1,292 thousand for six months ended June 30, 2025, primarily due to 1) net loss of six months ended June 30, 2025 is RMB 67,970 thousand, offset by 1) Impairment on equity investments RMB42,771 thousand 2) Share-based compensation expenses RMB23,378 thousand.

Investing Activities. Net cash used in investing activities was RMB9,342 thousand for the six months ended June 30, 2026, primarily due to proceeds from loan to a related party RMB9,848 thousand. Net cash used in investing activities was RMB2,074 thousand for the six months ended June 30, 2025, primarily due to Loan advanced to other party RMB2,156 thousand.

Financing Activities. Net cash used in financing activities was RMB7,224 thousand for the six months ended June 30, 2026, primarily due to Repayments of BTC Mortgage loan and offset by loan from related party. Net cash provided by financing activities was RMB26,713 thousand for six months ended June 30, 2025, primarily due to 1) Proceeds from issuance of convertible notes RMB 21,472 thousand 2) Proceeds from equity financing RMB 21,575 thousand, offset by Repayments of BTC Mortgage loan RMB16,334 thousand.